Exhibit 99.1

B Communications Ltd.

Consolidated Balance Sheets

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.875
	June 30	December 31	June 30
	2010	2009	2010
	(Unaudited)	(Audited)	(Unaudited)
	NIS millions		$ millions
Assets
Cash and cash equivalents	312	940	80
Marketable securities	319	99	82
Trade receivables	2,678	-	691
Parent company receivables	2	1	1
Related parties receivables	-	3	-
Other receivables	275	4	71
Inventory	169	-	44
Assets classified as held-for-sale	38	1,362	10

Total current assets	3,793	2,409	979

Long-term trade and other receivables	940	-	242
Investments including derivatives	138	-	36
Property, plant and equipment	5,513	-	1,423
Intangible assets	14,923	-	3,851
Deferred and other expenses	687	-	177
Investments in equity-accounted investors
(mainly loans)	1,136	-	293
Deferred tax assets	336	1	87

Total non-current assets	23,673	1	6,109

Total assets	27,466	2,410	7,088

B Communications Ltd.

Consolidated Balance Sheets (cont’d)

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.875
	June 30	December 31	June 30
	2010	2009	2010
	(Unaudited)	(Audited)	(Unaudited)
	NIS millions		$ millions
Liabilities
Short-term bank credit, current maturities of
long-term liabilities and debentures	1,982	520	511
Loans from parent company	-	326	-
Trade payables	1,032	-	266
Other payables including derivatives	749	3	193
Parent company payables	3	4	1
Current tax liabilities	254	24	66
Deferred income	33	-	9
Provisions	371	-	96
Employee benefits	454	-	117
Liabilities classified as held-for-sale	-	270	-
Total current liabilities	4,878	1,147	1,259

Debentures	2,113	342	545
Loans from bank and institutions	5,869	-	1,515
Employee benefits	295	-	76
Deferred income and other	5	-	1
Provisions	73	-	19
Deferred tax liabilities	2,474	-	638
Total non-current liabilities	10,829	342	2,794

Total liabilities	15,707	1,489	4,053

Equity

Total equity attributable to Company's
shareholders	1,356	921	350
Non-controlling interest	10,403	-	2,685
Total equity	11,759	921	3,035

Total liabilities and equity	27,466	2,410	7,088

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